UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUEST RESOURCE HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	51-0665952
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6175 Main Street, Suite 420 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-152959

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

General

The Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share (“Common Stock”). All outstanding shares of Common Stock are fully paid and non-assessable. Common Stock is currently quoted under the symbol “QRHC.”

The following description of the material terms of Common Stock may not be complete and is subject to, and qualified in its entirety by reference to, the Nevada Private Corporations Code of the Nevada Revised Statutes (the “Nevada Law”) and the actual terms and provisions contained in the Registrant’s Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and the Registrant’s Second Amended and Restated Bylaws (the “Bylaws”), each as amended from time to time.

Dividend Rights

Subject to limitations under the Nevada Law and preferences that may apply to any then-outstanding shares of preferred stock, holders of Common Stock are entitled to share in all dividends or other distributions when, as, and if declared by the Registrant’s board of directors (the “Board”). The right of the Board to declare dividends or make any distributions to the Registrant’s stockholders, however, is subject to any indebtedness outstanding from time to time and the availability of sufficient funds under the Nevada Law to pay dividends.

Voting Rights

Each outstanding share of Common Stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, for all matters other than a vote on certain corporate changes and the election of directors, an affirmative vote of the majority of the votes cast decides all questions.

Directors will be elected by a plurality of the votes of the holder of the shares of Common Stock present in person or by proxy at the meeting. Holders of shares of Common Stock do not have cumulative voting rights. A vote of holders of a majority of the Registrant’s outstanding shares of Common Stock is required to effectuate certain fundamental corporate changes such as certain mergers and reorganizations or an amendment to the Articles of Incorporation.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Registrant, subject to the rights of then-outstanding shares of preferred stock, the holders of shares of Common Stock are entitled to share ratably, in proportion to the number of shares held by them, in all assets remaining after payment of liabilities.

Anti-Takeover Provisions

The Articles of Incorporation provide for a Board comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because holders of shares of Common Stock do not have cumulative voting rights, holders of a majority of the shares of Common Stock outstanding will be able to elect all of the Registrant’s directors.

The Bylaws also provide that vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board, unless there are no directors left in office. The Bylaws provide for an advance notice procedure for stockholder approvals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. The combination of the classification of the Board, the lack of cumulative voting, the ability of the Board to fill vacancies, and the advance notice provisions will make it more difficult for the existing stockholders to replace the Board, as well as for another party to obtain control of the Registrant by replacing the Board. Since the Board has the power to retain and discharge the Registrant’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Registrant.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Registrant. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Registrant. These provisions are designed to reduce the Registrant’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Registrant’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Registrant’s stock that could result from actual or rumored takeover attempts.

Miscellaneous

Holders of Common Stock have no preemptive rights, no conversion rights, and there are no redemption provisions applicable to Common Stock. The Registrant is authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). The Board is authorized to issue from time to time, without stockholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion, and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation, and redemption rights superior to that of Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued by the Registrant in the future. As of the date of this Registration Statement, no class or series of Preferred Stock has been designated and no shares of Preferred Stock have been issued.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUEST RESOURCE HOLDING CORPORATION

Date: May 9, 2014	By:	/s/ Brian S. Dick
Name: Brian S. Dick
Title: President and Chief Executive Officer